Filed Pursuant to Rule 424(b)(3)
Registration No. 333-197767
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 3 DATED JULY 13, 2018
TO THE PROSPECTUS DATED SEPTEMBER 1, 2017
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 1, 2017, as supplemented by Supplement No. 1, dated May 16, 2018 and Supplement No. 2, dated June 15, 2018 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

A.	the transaction price for each class of our common stock as of August 1, 2018;

B.	the calculation of our June 30, 2018 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

C.	the status of the offering;

D.	a lease termination;

E.	the amendment and renewal of our Advisory Agreement;

F.	a disposition of real property; and

G.	updated experts information.
A. August 1, 2018 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of August 1, 2018 (and redemptions as of July 31, 2018) is as follows:

Share Class	Transaction Price (per share)
Class T	$7.4857
Class S	$7.4857
Class D	$7.4857
Class I	$7.4857
Class E	$7.4857
The transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2018. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.
B. June 30, 2018 NAV Per Share
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekdiversified.com and is also available on our toll-free, automated telephone line at (888) 310-9352. Please see “Net Asset Value Calculation and Valuation Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the Independent Valuation Firm. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our Independent Valuation Firm.
As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

The following table sets forth the components of total NAV as of June 30, 2018 and May 31, 2018:

	As of
(in thousands)	June 30, 2018	May 31, 2018
Office properties	$1,094,400	$1,139,300
Retail properties	864,500	864,200
Industrial properties	106,200	105,390
Total investments	$2,065,100	$2,108,890
Cash and other assets, net of other liabilities	2,152	29,064
Debt obligations	(1,026,289)	(1,108,250)
Aggregate Fund NAV	$1,040,963	$1,029,704
Total Fund Interests outstanding	139,061	138,063

The following table sets forth the NAV per Fund Interest as of June 30, 2018 and May 31, 2018:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class E OP Units
As of June 30, 2018
Monthly NAV	$1,040,963	$17,274	$30,804	$18,393	$261,952	$629,584	$82,956
Fund Interests outstanding	139,061	2,308	4,115	2,457	34,994	84,105	11,082
NAV Per Fund Interest	$7.4857	$7.4857	$7.4857	$7.4857	$7.4857	$7.4857	$7.4857

As of May 31, 2018
Monthly NAV	$1,029,704	$15,801	$22,583	$18,239	$253,046	$637,141	$82,894
Fund Interests outstanding	138,063	2,119	3,028	2,446	33,928	85,428	11,114
NAV Per Fund Interest	$7.4582	$7.4582	$7.4582	$7.4582	$7.4582	$7.4582	$7.4582
The valuation for our real properties as of June 30, 2018 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Industrial	Weighted-Average Basis
Exit capitalization rate	6.36%	6.49%	6.15%	6.40%
Discount rate / internal rate of return (“IRR”)	7.16%	7.01%	7.27%	7.10%
Annual market rent growth rate	3.09%	2.90%	2.82%	3.00%
Average holding period (years)	10.1	10.1	9.4	10.1
A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Retail	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	2.73%	2.38%	2.89%	2.59%
	0.25% increase	(2.52)%	(2.20)%	(2.65)%	(2.40)%
Discount rate (weighted-average)	0.25% decrease	2.06%	1.92%	1.85%	1.99%
	0.25% increase	(2.01)%	(1.88)%	(1.81)%	(1.94)%
The valuation of our debt obligations as of June 30, 2018 was in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted-average market interest rate used in the June 30, 2018 valuation was 3.88%.

A change in the market interest rates used would impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 0.25% would increase the fair value of our debt obligations by approximately 0.14%. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 0.25% would decrease the fair value of our debt obligations by approximately 0.25%.
Our hedge instruments are valued based on market expectations of future interest rates (the “forward interest rate curve”). An upward shift in the forward interest rate curve would increase the value of our current hedge positions, resulting in a positive impact to our NAV, and a downward shift in the forward interest rate curve would decrease the value of our current hedge positions, resulting in a negative impact to our NAV.
C. Status of our Current Offering
As of July 1, 2018, we had raised gross proceeds of approximately $213.1 million from the sale of approximately 28.5 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $20.5 million. As of July 1, 2018, approximately $786.9 million in shares remained available for sale pursuant to this offering, including approximately $229.5 million in shares available for sale through our distribution reinvestment plan.
D. Lease Termination
On May 21, 2018, TRT 1100 Campus Road LLC, one of our wholly-owned subsidiaries, entered into a lease termination agreement (the “Termination Agreement”) with the tenant at our Campus Road Office Center property located in Princeton, New Jersey, effective as of April 30, 2019 (the “Termination Date”). Under the Termination Agreement, the tenant will pay $14.0 million in consideration, which we expect to receive in the second quarter of 2018. In accordance with accounting principles generally accepted in the U.S., we will recognize this payment as rental revenue on a straight-line basis through the Termination Date. Accordingly, we expect this to have a meaningful impact on earnings over the period this payment is recognized.
On May 8, 2018, TRT 1100 Campus Road LLC entered into a long-term lease agreement with a new tenant to occupy the Campus Road Office Center, which will commence no earlier than May 1, 2019.
E. Amendment and Renewal of Advisory Agreement
On June 21, 2018, we, the Operating Partnership and the Advisor renewed and amended the Twelfth Advisory Agreement by entering into the Amended and Restated Advisory Agreement 2018, effective as of June 30, 2018, and renewed through June 30, 2019 (the “2018 Advisory Agreement”). In addition, the 2018 Advisory Agreement contains amendments relating to presentation and allocation of investment opportunities by the Advisor. Specifically, as amended, if the Advisor or its affiliates thereof have sponsored other investment programs with similar investment objectives which have investment funds available at the same time as us, it shall be the duty of our directors (including the independent directors) to ensure that the Advisor and its affiliates follow an allocation method that is reasonable and fairly applied. The Advisor shall provide the information necessary for the directors to make this determination. Further, as amended, the Advisor is required to use commercially reasonable efforts to present a continuing and suitable investment program to us which is consistent with our investment policies and objectives, but neither the Advisor nor any affiliate of the Advisor is obligated generally to present any particular investment opportunity to us even if the opportunity is of a character that, if presented to us, could be taken by us. In the event an investment opportunity is identified, the allocation procedure set forth in our prospectus (as such procedures may be amended from time to time) shall govern the allocation of the opportunity between us and affiliates of the Advisor. The parties to the agreement acknowledge that the Advisor may provide advice and render services to persons that will compete with us for investments.

F. Disposition of Real Property
On June 28, 2018, we disposed of one building from a two-building office property in East Bay, California comprising 0.2 million net rentable square feet (“3 Park Place”) to an unrelated third party for a purchase price of $55.1 million. 3 Park Place was vacant on the date of disposition. The resulting impact, applied to our real estate portfolio as of March 31, 2018, contributed to an increase in our portfolio’s leased percentage from 87.8% to 90.3%.

After giving effect to the disposition transaction above, the following summarizes our investments in real properties as of March 31, 2018:

($ and square feet in thousands)	Number of Markets (1)	Number of Properties	Rentable Square Feet	Aggregate Fair Value (2)
Office properties	12	15	3,065	$1,111,150
Retail properties	8	30	3,216	861,950
Industrial properties	3	3	1,071	65,700
Total real estate portfolio	19	48	7,352	$2,038,800

(1)
Reflects the number of unique markets by segment and in total. As such, the total number of markets does not equal the sum of the number of markets by segment as certain segments are located in the same market.

(2)	Aggregate fair value based on our estimated fair value of these investments as of March 31, 2018.
G. Update Experts Information
The statements included in this Supplement under Section B, “June 30, 2018 NAV Per Share,” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations.

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